PINNACLE ADVISORS LLC

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

July 24, 2013

Anu Dubey, Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nysa Series Trust

 Investment Company Act File No: 811-07963

Dear Ms. Dubey:

We are writing to you in response to your recent inquiry concerning the circumstances under which the net asset value of Nysa Fund (Fund), a series of Nysa Series Trust, was re-calculated for the period from approximately October 3, 2011 through March 31, 2013 (Relevant Period).

Subsequent to the end of the Fund’s most recent fiscal year ending March 31, 2013, Pinnacle Advisors LLC (Adviser) recognized that one portfolio security, which represented 0.46% of the Fund’s total assets as of that date, may have been incorrectly valued.  Because the security in question was a security for which market quotations were not readily available, the Adviser notified the Valuation Committee and the Board of Trustees of the need to review these matters.

The Valuation Committee then undertook a review of events that had occurred during the period from January 22, 2010, the date on which the security was purchased, through March 31, 2013.  In accordance with the Portfolio Securities Valuation Procedures adopted by the Fund (Valuation Procedures), the Valuation Committee reviewed all circumstances during the Relevant Period that might have required “fair value” pricing of the security, and presented its conclusions to the Board of Trustees.

Once a ”fair value” for the security was determined in accordance with the Valuation Procedures, the Board of Trustees instructed the Fund accountant to:  (1) re-calculate the net asset value of the Fund during the Relevant Period, and (2) make such adjustments to any shareholder account that may have been affected by the incorrect net asset value as a result of purchase and redemption transactions. The adjustments were made in accordance with the

Valuation Procedures which incorporate a policy and related procedures for correction of pricing errors.

Adjustments were made to 45 shareholder accounts. With respect to the 20 shareholder accounts in which purchases had been made at an overstated net asset value during the Relevant Period, additional shares were credited to the account (based on the re-calculated net asset value for the date of the transaction that took the “fair value” price for the security into account).  With respect to the 25 shareholder accounts in which redemptions had been made at an overstated net asset value during the Relevant Period, the Adviser reimbursed the Fund for any amounts paid by the Fund in excess of the amount that the Fund would have paid had the net asset value been calculated on the date of the transaction taking into account the “fair value” price for the security determined by the Valuation Committee and the Board of Trustees).  The total amount of the reimbursement was $3,757.74.  This amount represents 0.13% of the Fund’s total assets as of July 23, 2013.

Very truly yours,

Pinnacle Advisors LLC

By:  /S/Robert Cuculich

Its:  President

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